UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 001-04192

MFC Bancorp Ltd.

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

News Release

NEWS RELEASE FOR SEPTEMBER 16, 2005 AT 7:30AM EDT

Contact:	Allen & Caron Inc.
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

MFC BANCORP LTD APPOINTS INDRAJIT CHATTERJEE TO

BOARD OF DIRECTORS

HONG KONG, (September 16, 2005). . . . MFC Bancorp Ltd. (the “Company”) (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR) is pleased to announce the appointment of Mr. Indrajit Chatterjee as a member of the board of directors. Mr. Chatterjee, 60, is a retired Indian businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee brings a wide array of business experience to the Company’s Board, especially dealing with Indian governmental issues.

Mr. Chatterjee replaces Stefan Feuerstein who has resigned from the Board to pursue other opportunities with an affiliate of the Company.

Michael Smith, President, commented, “We are very pleased to welcome Mr. Chatterjee. His broad experience with public companies and, in particular, in India, where our operations are growing substantially, makes him a valuable addition to the Company. We would also like to take this opportunity to thank Dr. Feuerstein for his years of hard work with the Board of Directors and wish him well in his new business venture.”

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate internationally in the engineering services industry, and specializes in industrial and engineering services, merchant banking and commodities trading. To obtain further information on the Company, please visit our website http://www.mfcbancorp.com.

BRITISH COLUMBIA

ALBERTA

QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

MFC Bancorp Ltd. (“MFC”)

8th Floor, Dina House

Ruttonjee Centre,

11 Duddell Street

Central, Hong Kong SAR

China

Item 2.	Date of Material Change

September 16, 2005

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release dated September 16, 2005 disseminated through PR Newswire

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Dr. Stefan Feuerstein has resigned as a director of MFC and Indrajit Chatterjee has been appointed as a director of MFC.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

On September 16, 2005, MFC announced the appointment of Mr. Indrajit Chatterjee as a member of the board of directors. Mr. Chatterjee is a retired Indian businessman who was formerly responsible for marketing with the Transport Division of General Electric for India. Mr. Chatterjee brings a wide array of business experience and especially dealing with Indian governmental issues.

Mr. Chatterjee replaced Dr. Stefan Feuerstein who has resigned from the board to pursue other opportunities with an affiliate of MFC.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Smith

Chief Executive Officer, President and Secretary

604-683-8286 (contact through Rene Randall)

Item 9.          Date of Report

September 16, 2005.

MFC BANCORP. LTD.

/s/ Michael Smith

Michael Smith

Chief Executive Officer

President and Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

/s/ Michael Smith

Michael J. Smith, President

Date: September 16, 2005